United States securities and exchange commission logo





                         November 23, 2021

       Charles C. Ward
       Chief Financial Officer
       Evolve Transition Infrastructure LP
       1360 Post Oak Blvd., Suite 2400
       Houston, Texas 77056

                                                        Re: Evolve Transition
Infrastructure LP
                                                            Registration
Statement on Form S-1
                                                            Filed November 12,
2021
                                                            File No. 333-260981

       Dear Mr. Ward:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Energy & Transportation
       cc:                                              Philip M. Haines, Esq.
of Hunton Andrews Kurth LLP